UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT

MillerKnoll, Inc.
(Exact Name of Registrant as Specified in Charter)

Michigan	001-15141	38-0837640
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

855 East Main Street, P.O. Box 302, Zeeland, MI		49464-0302
(Address of Principal Executive Offices)		(Zip Code)

Jacqueline H. Rice (616) 654-3423 Senior Vice President, General Counsel
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended ____________.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibits

Conflict Minerals Disclosure
MillerKnoll, Inc. is providing a Conflict Minerals Report for the calendar year ended December 31, 2022, filed as Exhibit 1.01 hereto, and it is publicly available electronically at https://www.millerknoll.com/investor-relations/financials-filings/sec-filings.

Section 2 - Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MILLERKNOLL, INC.

/s/ Jacqueline H. Rice
May 31, 2023	Jacqueline H. Rice
General Counsel & Corporate Secretary